                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No.__)


                         Cobra Electronics Corporation
                                (Name of Issuer)


                       Common Stock, par value $.33 1/3
                         (Title of Class of Securities)


                                   19104210
                                 (CUSIP Number)


                                Gerald M. Laures
                      Vice President-Finance and Secretary
                         Cobra Electronics Corporation
                           6500 West Cortland Street
                           Chicago, Illinois  60635
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                               December 31, 1990
            (Date of Event which Requires Filing of this Statement)


      If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

      Check the following box if a fee is being paid with the statement [x]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

      Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

CUSIP No. 19104210                  13D                       Page 2 of 6 Pages

   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Jerry Kalov


   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [ ]
                                                                     (b) [ ]



   3     SEC USE ONLY


   4     SOURCE OF FUNDS*

           SC

   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                              [ ]



   6     CITIZENSHIP OR PLACE OF ORGANIZATION

           United States
                                    7      SOLE VOTING POWER
            NUMBER OF
              SHARES                         646,800
           BENEFICIALLY
             OWNED BY               8      SHARED VOTING POWER
               EACH
            REPORTING                        -0-
              PERSON
                                    9      SOLE DISPOSITIVE POWERWITH

                                             646,800

                                   10      SHARED DISPOSITIVE POWER

                                             -0-

  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           646,800

  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                          [ ]



  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           10.0%

  14     TYPE OF REPORTING PERSON*

           IN

CUSIP NO. 19104210                  SCHEDULE 13D                    Page 3 of 6




         Item 1.  Security and Issuer.

                 This Statement on Schedule 13D ("Schedule 13D") of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, relates to the common stock, par value $.33 1/3 per share ("Common Stock"), of Cobra Electronics Corporation, a Delaware corporation (formerly known as Dynascan Corporation) (the "Company"). The principal executive offices of the Company are located at 6500 West Cortland Street, Chicago, Illinois 60635.

         Item 2.  Identity and Background.

                                                                                                       (c)
                 (a)                                                                                 Principal
             Name of Person                              (b)                                        Occupation
          Filing this Statement                    Business Address                                or Employment
          ---------------------                    ----------------                                -------------
              Jerry Kalov                          6500 West Cortland Street                     President and Chief
                                                    Chicago, Illinois 60635                      Executive Officer of
                                                                                                    the Company

                 (d) - (e)  During the last five years, Mr. Kalov has not been
(i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                 (f)  Mr. Kalov is a citizen of the United States.

         Item 3.  Source and Amount of Funds or Other Consideration.

                 On December 31, 1990, Mr. Kalov exercised options to purchase 375,000 shares (the "Shares") of Common Stock at an exercise price of $3.33 per share. Such options were granted to Mr. Kalov under the Company's 1985 Stock Option Plan. Pursuant to a Key Executive Employment Agreement dated as of January 1, 1988, between the Company and Mr. Kalov (the "Employment Agreement") (Exhibit 1), the source of the funds for the purchase of the Shares was a $1,250,000 full recourse loan made by the Company to Mr. Kalov pursuant to that certain Term Loan Promissory Note dated December 31, 1990 (the "Note") (Exhibit
2). Under the terms of the Note, Mr. Kalov is required to repay the entire $1,250,000, together with any accrued but unpaid interest at the per annum rate of 8.5%, by December 31, 1995. Mr. Kalov has the option of prepaying the outstanding principal balance and any accrued interest thereon, or any portion thereof, at any time prior to December 31, 1995. As of March 31, 1994, the amount outstanding under the Note was approximately $1,631,000. As a condition to extending credit to Mr. Kalov under the terms of the Note, the Shares were pledged by Mr. Kalov pursuant to that certain Key Executive Pledge Agreement dated December 31, 1990, by and between Mr. Kalov and the Company (the "Pledge Agreement") (Exhibit 3).

         Item 4.  Purpose of Transaction.

                 As President and Chief Executive Officer of the Company, Mr. Kalov purchased the Shares because he believes it is important, as the President and Chief Executive Officer of the Company, to have an ownership interest in the Company.

                 (a) Mr. Kalov has options to purchase an additional 321,000 shares of Common Stock granted under the Company's 1988 Stock Option Plan. The exercise price per share of such options is $3.875 and such options are presently exercisable with respect to 256,800 shares.

                 (b)-(j)  Not applicable.

         Item 5.  Interest in Securities of the Issuer.

                 (a) As of April 4, 1994, Mr. Kalov beneficially owned 646,800 shares of Common Stock, or 10.0% of the outstanding Common Stock.(1) Such number includes presently exercisable options to purchase 256,800 shares of Common Stock (4.0%) granted pursuant to the Company's 1988 Stock Option Plan.

_______________

         1 Based on 6,226,648 shares of Common Stock outstanding as of April 4, 1994, as reported on the Company's Proxy Statement for its 1994 Annual Meeting of Shareholders, plus 256,800 shares of Common Stock subject to the presently exercisable options.

CUSIP NO. 19104210                  SCHEDULE 13D                    Page 4 of 6



                 (b) As of April 4, 1994, Mr. Kalov had the sole power to vote or direct the vote and to dispose or direct the disposition of 390,000 shares of Common Stock and the right to acquire, upon exercise of presently exercisable options, the sole power to vote or direct the vote and to dispose or direct the disposition of 256,800 shares of Common Stock.

                 (c) Other than the purchase by Mr. Kalov of 375,000 shares of Common Stock on December 31, 1990, at an exercise price of $3.33 per share, Mr. Kalov has not had any transactions in the Common Stock since November 2, 1990, the 60th day preceding the date of the event which requires the filing of this
Schedule 13D. The information set forth in Item 3 is incorporated herein by reference.

                 (d)  None.

                 (e)  Not applicable.

         Item 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer.

                 Exhibit 1 sets forth the Employment Agreement governing the terms of Mr. Kalov's employment with the Company. Under the terms of the Employment Agreement, the Company agreed to extend credit, with full recourse, to Mr. Kalov for the purpose of the exercise of the options to purchase the Shares, and as noted in Item 3, such extension and exercise occurred. The Company further agreed in the Employment Agreement to register, upon Mr. Kalov's written request, on Form S-3 under the Securities Act of 1933 Mr. Kalov's resale of 225,000 of the Shares and agreed to keep such registration statement effective for 24 months or until the resale of the balance of such 225,000 Shares would not require registration. Prior to any resale of such 225,000 shares, the Company has a right to repurchase such 225,000 Shares at a per share price equal to 95% of the average closing price per share for the first five business days of a ten-day repurchase period as reported on the over-the-counter market by NASDAQ. Finally, the Company agreed in the Employment Agreement to grant an option to purchase an additional 321,000 shares of Common Stock at an exercise price of $3.875 per share pursuant to the Company's 1988 Stock Option Plan, and to extend credit for the exercise of such options.

                 Exhibit 2 sets forth the Note which evidences Mr. Kalov's obligation to repay the $1,250,000 loan from the Company, together with accrued interest thereon, by December 31, 1995. The information set forth in Exhibit 3 is incorporated herein by reference. In the event that Mr. Kalov disposes of any of the Shares, he is required to pay to the Company the lesser of (i) the total amount of the proceeds of such disposition and (ii) the amount of unpaid principal and interest outstanding under the Note multiplied by a fraction, the numerator of which is the number of the Shares for which the proceeds are received, and the denominator of which is 375,000.

                 Exhibit 3 sets forth the Pledge Agreement which evidences Mr. Kalov's pledge of the Shares to the Company to secure the payment of his obligations under the Note. The information set forth in Exhibit 3 is incorporated herein by reference. Under the terms of the Pledge Agreement, Mr. Kalov granted security interests to the Company in the Shares and in any other property distributed in respect of or in exchange for the Shares. The Shares were delivered to the Company together with a duly executed instrument of transfer in blank. Until a default, Mr. Kalov retains the right to vote the Shares for all purposes not inconsistent with the Pledge Agreement. Until the
Note is paid in full, however, subject to the provisions of the Employment Agreement, under the terms of the Pledge Agreement Mr. Kalov must pledge any dividends or other consideration received on the Shares to the Company.

         Item 7.  Material to be Filed as Exhibits.

                 The exhibits accompanying this Schedule 13D are listed in the accompanying Exhibit Index located after the signature page.
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CUSIP NO. 19104210                   SCHEDULE 13D                   Page 5 of 6


                                   SIGNATURE

                 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  April 22, 1994


                                   Jerry Kalov
                                   Jerry Kalov

CUSIP NO. 19104210                  SCHEDULE 13D                    Page 6 of 6



                                 EXHIBIT INDEX




Exhibit No.      Exhibit
- -----------      -------
Exhibit 1        Key Executive Employment Agreement dated as of January 1, 1988--Filed as exhibit No. 10-15 to the Company's Form
                 10-K for the year ended December 31, 1987 (File No. 0-511), hereby incorporated by reference.

Exhibit 2        Term Loan Promissory Note dated December 31, 1990--Filed as exhibit No. 10-12 to the Company's Form 10-K for the year ended December 31, 1990 (File No. 0-511), hereby incorporated by reference.

Exhibit 3        Key Executive Pledge Agreement dated December 31, 1990--Filed as exhibit No. 10-12 to the Company's Form 10-K for the year ended December 31, 1990 (File No. 0-511), hereby incorporated by reference.